Precision Drilling Corporation
MANAGEMENT’S REPORT TO THE SHAREHOLDERS
The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to the consolidated financial statements. When necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality, and are in accordance with Canadian generally accepted accounting principles (“GAAP”) appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.
Management has prepared Management’s Discussion and Analysis (“MD&A”). The MD&A is based upon Precision Drilling Corporation’s (the “Corporation”) financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the years ended December 31, 2010 to December 31, 2009 and the years ended December 31, 2009 to December 31, 2008. Note 20 to the consolidated financial statements describes the impact on the consolidated financial statements of significant differences between Canadian and United States GAAP.
Management is responsible for establishing and maintaining adequate internal control over the Corporation’s financial reporting and is supported by an internal audit function who conducts periodic testing of these controls. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with direction from our principal executive officer and principal financial and accounting officer, management conducted an evaluation of the effectiveness of the Corporation’s internal control over financial reporting. Management’s evaluation of internal control over financial reporting was based on the Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2010. Also management determined that there were no material weaknesses in the Corporation’s internal control over financial reporting as of December 31, 2010.
KPMG LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Corporation’s most recent annual meeting, to audit the consolidated financial statements and provide an independent professional opinion.
KPMG LLP completed an audit of the design and effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2010, as stated in their report included herein and expressed an unqualified opinion on design and effectiveness of internal control over financial reporting as of December 31, 2010.
The Audit Committee of the Board of Directors, which is comprised of five independent directors who are not employees of the Corporation, provides oversight to the financial reporting process. Integral to this process is the Audit Committee’s review and discussion with management and the external auditors of the quarterly and annual financial statements and reports prior to their respective release. The Audit Committee is also responsible for reviewing and discussing with management and the external auditors major issues as to the adequacy of the Corporation’s internal controls. The external auditors have unrestricted access to the Audit Committee to discuss their audit and related matters. The consolidated financial statements have been approved by the Board of Directors of Precision Drilling Corporation and its Audit Committee.

Kevin A. Neveu	Robert J. McNally
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
Precision Drilling Corporation	Precision Drilling Corporation

March 15, 2011	March 15, 2011
Precision Drilling Corporation 2010 Annual Report       47

Precision Drilling Corporation
INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Precision Drilling Corporation
We have audited the accompanying consolidated financial statements of Precision Drilling Corporation (the “Corporation”) and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements earnings and retained earnings (deficit), comprehensive income (loss), and cash flow for each of the years in the three-year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation and its subsidiaries as at December 31, 2010 and 2009 and the results of their operations and their cash flow for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.
Other Matter
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2011 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Chartered Accountants
Calgary, Alberta
March 15, 2011
48       Consolidated Financial Statements

Precision Drilling Corporation
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Precision Drilling Corporation
We have audited Precision Drilling Corporation’s (the “Corporation”) internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Shareholders. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Corporation as of December 31, 2010 and 2009, and the related consolidated statements of earnings and retained earnings (deficit), comprehensive income (loss) and cash flow for each of the years in the three-year period ended December 31, 2010, and our report dated March 15, 2011 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants
Calgary, Alberta
March 15, 2011
Precision Drilling Corporation 2010 Annual Report       49

Precision Drilling Corporation
CONSOLIDATED BALANCE SHEETS
As at December 31,

(Stated in thousands of Canadian dollars)		2010	2009

ASSETS
Current assets:
Cash		$256,831	$130,799
Accounts receivable	(Note 24)	414,901	283,899
Income tax recoverable		—	25,753
Inventory		4,933	9,008

		676,665	449,459
Income tax recoverable		64,579	64,579
Property, plant and equipment	(Note 3)	2,812,281	2,913,966
Intangibles	(Note 4)	6,366	3,156
Goodwill	(Note 5)	736,897	760,553

		$4,296,788	$4,191,713

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	(Note 24)	$215,653	$128,376
Income tax payable		863	—
Current portion of long-term debt	(Note 9)	—	223

		216,516	128,599
Long-term liabilities	(Note 8)	30,319	26,693
Long-term debt	(Note 9)	804,494	748,725
Future income taxes	(Note 10)	667,540	703,195

		1,718,869	1,607,212

Commitments and contingencies	(Notes 16 and 25)
Subsequent events	(Notes 9, 25 and 26)
Shareholders’ equity:
Shareholders’ capital	(Note 11(b))	2,771,023	—
Unitholders’ capital	(Note 11(b))	—	2,770,708
Contributed surplus	(Note 11(d))	10,471	4,063
Retained earnings		169,318	107,227
Accumulated other comprehensive loss	(Note 12)	(372,893)	(297,497)

		2,577,919	2,584,501

		$4,296,788	$4,191,713

See accompanying notes to consolidated financial statements.
Approved by the Board of Directors:

Robert J.S. Gibson Director	Patrick M. Murray Director
50       Consolidated Financial Statements

Precision Drilling Corporation
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)
Years ended December 31,

(Stated in thousands of Canadian dollars, except per share amounts)		2010	2009	2008

Revenue		$1,429,653	$1,197,446	$1,101,891
Expenses:
Operating		886,748	692,243	598,181
General and administrative		107,522	98,202	67,174
Depreciation and amortization	(Note 3)	182,719	138,000	83,829
Loss on asset decommissioning	(Note 3)	—	82,173	—
Foreign exchange		(12,712)	(122,846)	(2,041)
Finance charges	(Note 14)	211,327	147,401	14,174

Earnings before income taxes		54,049	162,273	340,574
Income taxes:	(Note 10)
Current		7,634	(14,901)	6,102
Future		(15,676)	15,471	31,742

		(8,042)	570	37,844

Net earnings		62,091	161,703	302,730
Retained earnings (deficit), beginning of year		107,227	(48,068)	(126,110)
Distributions declared	(Note 7)	—	(6,408)	(224,688)

Retained earnings (deficit), end of year		$169,318	$107,227	$(48,068)

Earnings per share:	(Note 17)
Basic		$0.23	$0.65	$2.23
Diluted		$0.22	$0.63	$2.23

See accompanying notes to consolidated financial statements.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Years ended December 31,

(Stated in thousands of Canadian dollars)		2010	2009	2008

Net earnings		$62,091	$161,703	$302,730
Unrealized gain (loss) on translation of assets
and liabilities of self-sustaining operations
denominated in foreign currency	(Note 12)	(90,213)	(312,856)	11,222
Foreign exchange gain on net investment hedge
with U.S. denominated debt, net of tax of $2,148		14,817	—	—

Comprehensive income (loss)		$(13,305)	$(151,153)	$313,952

See accompanying notes to consolidated financial statements.
Precision Drilling Corporation 2010 Annual Report       51

Precision Drilling Corporation
CONSOLIDATED STATEMENTS OF CASH FLOW
Years ended December 31,

(Stated in thousands of Canadian dollars)		2010	2009	2008

Cash provided by (used in):
Operations:
Net earnings		$62,091	$161,703	$302,730
Adjustments and other items not involving cash:
Long-term compensation plans		15,526	3,310	2,163
Depreciation and amortization		182,719	138,000	83,829
Loss on asset decommissioning		—	82,173	—
Future income taxes		(15,676)	15,471	31,742
Foreign exchange on long-term monetary items		(12,480)	(113,649)	7,219
Amortization of debt issue costs and debt settlement	(Note 14)	143,593	43,893	798
Other		(1,075)	655	—
Changes in non-cash working capital balances	(Note 24)	(69,303)	173,173	(84,571)

		305,395	504,729	343,910
Investments:
Purchase of property, plant and equipment		(175,901)	(193,435)	(229,579)
Proceeds on sale of property, plant and equipment		12,256	15,978	10,440
Business acquisitions, net of cash acquired	(Note 19)	—	—	(768,392)
Changes in income tax recoverable		—	(6,524)	(55,148)
Changes in non-cash working capital balances	(Note 24)	45,532	(26,250)	22,583

		(118,113)	(210,231)	(1,020,096)
Financing:
Repayment of long-term debt		(696,863)	(974,271)	(179,826)
Debt issue costs		(26,382)	(21,628)	(160,098)
Re-purchase of trust units		(6)	—	—
Distributions paid	(Note 7)	—	(27,233)	(216,304)
Increase in long-term debt		663,455	408,893	1,308,040
Issuance of common shares on exercise of options		122	—	—
Issuance of Trust units, net of issuance costs		—	413,223	—
Change in bank indebtedness		—	—	(14,115)
Change in non-cash working capital balances	(Note 24)	985	—	—

		(58,689)	(201,016)	737,697

Effect of exchange rate changes on cash and cash equivalents		(2,561)	(24,194)	—

Increase in cash and cash equivalents		126,032	69,288	61,511
Cash and cash equivalents, beginning of year		130,799	61,511	—

Cash and cash equivalents, end of year		$256,831	$130,799	$61,511

See accompanying notes to consolidated financial statements.
52       Consolidated Financial Statements

Precision Drilling Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)
NOTE 1. DESCRIPTION OF BUSINESS
Precision Drilling Corporation (“Precision” or the “Corporation”) is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada and the United States.
On June 1, 2010 Precision Drilling Trust (the “Trust”) completed its conversion (the “Conversion”) from an income trust to a corporation pursuant to a Plan of Arrangement (the “Arrangement”). Pursuant to the Arrangement, Trust unitholders and Exchangeable LP unitholders exchanged their Trust units and Exchangeable LP units for common shares of the Corporation on a one-for-one basis.
The Conversion has been accounted for on a continuity of interest basis and accordingly these consolidated financial statements reflect the financial position, results of operations and cash flows as if Precision had always carried on the business formerly carried on by the Trust. All references to shares and shareholders in these financial statements pertain to common shares and common shareholders subsequent to the Conversion and units and unitholders prior to the Conversion.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of presentation
The Corporation’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”). These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in Note 20.
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. Significant estimates used in the preparation of the financial statements include, but are not limited to, depreciation of property, plant and equipment, valuation of long-lived assets and goodwill, allowance for doubtful accounts, accruals for employee incentive based compensation plans, accruals for uninsured workers’ compensation and general liability claims and income taxes. Actual results could differ from these and other estimates, the impact of which would be recorded in future periods.
(b) Principles of consolidation
The consolidated financial statements include the accounts of the Corporation and all of its subsidiaries and partnerships substantially all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated.
The Corporation does not hold investments in any companies where it exerts significant influence and does not hold interests in any variable interest entities.
(c) Cash and cash equivalents
Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less.
(d) Inventory
Inventory is primarily comprised of operating supplies and is carried at the lower of average cost, being the cost to acquire the inventory, and net realizable value. Inventory is charged to operating expenses as items are sold or consumed at the amount of the average cost of the item.
Precision Drilling Corporation 2010 Annual Report      53

(e) Property, plant and equipment
Property, plant and equipment are carried at cost, including costs of direct material and labour. Where costs are incurred to extend the useful life of property, plant and equipment or to upgrade its capabilities, the amounts are capitalized to the related asset. Costs incurred to repair or maintain property, plant and equipment are expensed as incurred.
Property, plant, and equipment are depreciated as follows:

	Expected life	Salvage value	Basis of depreciation

Drilling rig equipment	5,000 utilization days	20%	unit-of-production
Drill pipe and drill collars	1,500 operating days	—	unit-of-production
Service rig equipment	24,000 service hours	20%	unit-of-production
Drilling rig spare equipment	15 years	—	straight-line
Service rig spare equipment	10 years	—	straight-line
Rental equipment	10 to 15 years	—	straight-line
Other equipment	3 to 10 years	—	straight-line
Light duty vehicles	4 years	—	straight-line
Heavy duty vehicles	7 to 10 years	—	straight-line
Buildings	10 to 20 years	—	straight-line
(f) Intangibles
Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the respective assets as follows:

Customer relationships	1 to 5 years

Patents	10 years

Loan commitment fees on revolving credit facility	3 years
(g) Goodwill
Goodwill is the amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Corporation’s reporting segments that are expected to benefit from the business combination.
Goodwill is not amortized and is tested for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps.
In the first step, the carrying amount of the reporting segment is compared with its fair value. When the fair value of a reporting segment exceeds its carrying amount, goodwill of the reporting segment is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting segment exceeds its fair value, in which case the implied fair value of the reporting segment’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting segment as if it was the purchase price. When the carrying amount of a reporting segment’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.
(h) Long-lived assets
On a periodic basis, management assesses the carrying value of long-lived assets for indications of impairment. Indications of impairment include an ongoing lack of profitability and significant changes in technology. When an indication of impairment is present, the Corporation tests for impairment by comparing the carrying value of the asset to its net recoverable amount. If the carrying amount is greater than the net recoverable amount, the asset is written down to its estimated fair value.
(i) Income taxes
Precision and its subsidiaries follow the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using current or substantively enacted tax rates and laws expected to apply when these differences reverse. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Future tax assets are recognized if it is considered more likely than not that the tax asset will be realized.
54       Notes to Consolidated Financial Statements

(j) Revenue recognition
The Corporation’s services are generally sold based upon service orders or contracts with a customer that include fixed or determinable prices based upon daily, hourly or job rates. Customer contract terms do not include provisions for significant post-service delivery obligations. Revenue is recognized when services and equipment rentals are rendered and only when collectability is reasonably assured. The Corporation also provides services under turnkey contracts whereby it drills a well to an agreed upon depth under specified conditions for a fixed price, regardless of the time required or the problems encountered in drilling the well. Revenue from turnkey drilling contracts is recognized using the percentage-of-completion method based upon costs incurred to date and estimated total contract costs. Anticipated losses, if any, on uncompleted contracts are recorded at the time the estimated costs exceed the contract revenue.
(k) Employee benefit plans
At December 31, 2010, approximately 41% (2009 — 42%) of the Corporation’s employees were enrolled in defined contribution retirement plans.
Employer contributions to defined contribution plans are expensed as employees earn the entitlement and contributions are made.
(l) Long-term incentive plan
2010 is the final year of a long-term incentive plan (the “LTIP”) which compensated officers and other key employees through cash payments at the end of a three-year term. The compensation is comprised of two components, a retention award and a performance award. The retention award is a lump sum amount determined in equivalent notional shares at the date of commencement in the LTIP and is accrued and charged to earnings on a straight-line basis over the three-year term. The values of the notional shares are adjusted monthly based on the period-end trading price of shares and the resulting gains or losses are included in earnings. The performance components are based on operational and financial targets as determined by the Compensation Committee of Precision and was accrued over the three-year term of the plans.
(m) Share-based compensation plans
An equity settled deferred share unit plan has been established whereby non-management directors of Precision can elect to receive all or a portion of their compensation in fully-vested deferred share units. Prior to the conversion to a corporation, the number of deferred share units were adjusted for cash distributions to unitholders declared prior to redemption by issuing additional trust units based on the weighted average trading price of Precision’s Trust units on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. Compensation expense is recognized based on the current trading price of the Corporation’s shares at the date of grant with a corresponding increase to contributed surplus. Upon redemption of the deferred share units into common shares, the amount previously recognized in contributed surplus is recorded as an increase to shareholders’ capital.
A cash settled Performance Share Unit incentive plan has been established for officers and other eligible employees. Under this plan notional performance share units (“PSU”) are granted upon commencement in the plan and vest at the end of a three-year term. The vested PSUs are automatically paid out in cash in the first quarter following vesting at a value determined by the fair market value of common shares at December 31 of the vesting year and based on the number of PSUs held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision achieving a predetermined return on capital employed and share price performance compared to a peer group over the three year period. The intrinsic value of the PSUs is accrued in accounts payable and charged to earnings on a straight-line basis over the three-year term. This estimated value is adjusted monthly based on the period-end trading price of the Corporation’s common shares and an estimated performance factor with the resulting gains or losses included in earnings.
A cash settled Restricted Share Unit incentive plan has been established for officers and other eligible employees. Under this plan notional restricted share units (“RSU”) are granted upon commencement in the plan and vest annually over a three-year term. The vested RSUs are automatically paid out in cash in the first quarter following vesting at a value determined by the fair market value of the Corporation’s common shares at December 31 of the vesting year and based on the number of RSUs held. The intrinsic value of the RSUs is accrued in accounts payable and charged to earnings on a straight-line basis over the three-year term. This estimated value is adjusted monthly based on the period-end trading price of the Corporation’s common shares with the resulting gains or losses included in earnings.
Precision Drilling Corporation 2010 Annual Report      55

A cash settled deferred share unit plan has been established whereby eligible participants of Precision’s Performance Savings Plan could elect to receive a portion of their annual performance bonus in the form of deferred share units (“DSU”). Prior to the conversion to a corporation, these notional share units were adjusted for each cash distribution to unitholders by issuing additional DSUs based on the weighted average trading price of Precision’s Trust units on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. The values of these DSUs are adjusted monthly based on the period-end trading price of the Corporation’s common shares and the resulting amount is included in accounts payable and accrued liabilities. Gains or losses resulting from these adjustments are charged to earnings.
A cash settled Deferred Signing Bonus Unit Plan was established for the Chief Executive Officer. Under this plan deferred share units were vested on the date of grant and are redeemable over a three-year period. Prior to the conversion to a corporation, these notional share units were adjusted for each cash distribution to unitholders by issuing additional DSUs based on the weighted average trading price of Precision’s Trust units on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. The values of these DSUs were adjusted monthly based on the period-end trading price of the Corporation’s common shares and the resulting amount that was redeemable in the current year was included in accounts payable and accrued liabilities and the remainder was included in long-term incentive plan payable. Gains or losses resulting from these adjustments were charged to earnings. The final tranche from this plan was redeemed in 2010.
A cash settled share appreciation rights plan (“SAR”) has been established for certain eligible participants. This plan uses notional share units that are valued based on the Corporation’s common share price on the New York Stock Exchange. Compensation costs are accrued over the vesting periods when the market price of the common shares exceeds the strike price under the plan. The recorded liability is revalued at the end of each reporting period to reflect changes in the market price of the common shares with the net change recognized in earnings. When the SARs are exercised, the accrued liability is reduced. The accrued compensation cost for a SAR that is forfeited or cancelled is adjusted by decreasing the compensation cost in the period of forfeiture or cancellation.
A share option plan has been established for certain eligible employees. Under this plan the fair value of share purchase options is calculated at the date of grant using the Black-Scholes option pricing model and that value is recorded as compensation expense on a straight-line basis over the grant’s vesting period with an offsetting credit to contributed surplus. Upon exercise of the equity purchase option, the associated amount is reclassified from contributed surplus to shareholders’ capital. Consideration paid by employees upon exercise of the equity purchase options is credited to shareholders’ capital.
(n) Foreign currency translation
Accounts of the Corporation’s integrated foreign operations are translated to Canadian dollars using average exchange rates for the month of the respective transaction for revenue and expenses. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated using historical rates of exchange. Gains or losses resulting from these translation adjustments are included in net earnings.
Accounts of the Corporation’s self-sustaining foreign operations are translated to Canadian dollars using average exchange rates for the month of the respective transaction for revenue and expenses. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Gains or losses resulting from these translation adjustments are included in other comprehensive income and accumulated other comprehensive income in unitholders’ equity.
Transactions in foreign currencies are translated at rates in effect at the time of the transaction. Monetary assets and liabilities are translated at current rates. Gains and losses are included in net earnings.
Gains and losses arising on translation of long-term debt designated as a hedge of self-sustaining foreign operations are deferred and included in accumulated other comprehensive income.
56     Notes to Consolidated Financial Statements

(o) Exchangeable LP units
Exchangeable LP units were presented as equity of the Trust as their features made them economically equivalent to Trust units.
(p) Per share amounts
Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated by using the treasury stock method for equity based compensation arrangements and the “if-converted” method for the convertible notes. The treasury stock method assumes that any proceeds obtained on exercise of equity based compensation arrangements would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the difference between the number of shares issued from the exercise of equity based compensation arrangements and shares repurchased from the related proceeds. Under the “if-converted” method, the after-tax effect of interest expense related to the convertible notes is added back to net earnings, and the convertible notes are assumed to have been converted to common shares at the beginning of the period and are added to the weighted average number of shares outstanding.
(q) Financial instruments
Cash and cash equivalents are classified as “held for trading” and any change in fair value is recorded through net income.
Accounts receivable are classified as “loans and receivables”. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Corporation, the measured amount generally corresponds to historical cost.
Accounts payable and accrued liabilities and long-term debt are classified as “other financial liabilities”. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Corporation, the measured amount generally corresponds to historical cost.
Derivative financial instruments such as interest rate swaps and caps are recorded at estimated fair value with changes in fair value each period included in earnings.
Transaction costs incurred on the issuance of debt are classified with the related debt instrument. These costs are amortized using the effective interest rate method over the life of the related debt instrument.
(r) Hedge accounting
The Corporation utilizes foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Corporation’s net investment in certain self-sustaining foreign operations as a result of changes in foreign exchange rates.
To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge, and must be effective at inception and on an ongoing basis. The documentation defines the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Corporation’s risk management objective and strategy for undertaking the hedging transaction. The Corporation formally assesses, both at inception and on an ongoing basis whether the changes in fair value of the foreign currency long-term debt is highly effective in offsetting changes in fair value of the net investment in the foreign operations. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in other comprehensive income, net of tax and is limited to the translation gain or loss on the net investment, while the ineffective portion is recorded in earnings. If the hedging relationship is terminated or ceases to be effective, hedge accounting is not applied to subsequent gains or losses. The amounts recognized in other comprehensive income are reclassified to net earnings when corresponding exchange gains or losses arising from the translation of the self-sustaining foreign operation are recorded in net earnings.
Precision Drilling Corporation 2010 Annual Report      57

NOTE 3. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net Book
2010	Cost	Depreciation	Value

Rig equipment	$3,350,502	$777,359	$2,573,143
Rental equipment	89,895	49,080	40,815
Other equipment	114,451	67,137	47,314
Vehicles	81,223	41,153	40,070
Buildings	42,868	17,623	25,245
Assets under construction	66,721	—	66,721
Land	18,973	—	18,973

	$3,764,633	$952,352	$2,812,281

		Accumulated	Net Book
2009	Cost	Depreciation	Value

Rig equipment	$3,308,987	$612,826	$2,696,161
Rental equipment	87,410	47,357	40,053
Other equipment	112,862	78,403	34,459
Vehicles	82,658	36,032	46,626
Buildings	43,312	15,452	27,860
Assets under construction	49,641	—	49,641
Land	19,166	—	19,166

	$3,704,036	$790,070	$2,913,966

Assets under construction are not depreciated until such time as they are completed and placed into service.
In 2009 the Corporation incurred $82.2 million (2008 — $nil) of additional depreciation expense associated with the reduction in the carrying amounts of assets decommissioned during the year. The assets were decommissioned due to the inefficient nature of the asset and the high cost to maintain. The charge was allocated $67.8 million (2008 — $nil) to the Contract Drilling Services segment and $14.4 million (2008 — $nil) to the Completion and Production Services segment.
NOTE 4. INTANGIBLES

		Accumulated	Net Book
2010	Cost	Amortization	Value

Customer relationships	$4,321	$2,697	$1,624
Patents	931	892	39
Loan commitment fees related to the revolving credit facility	4,905	202	4,703

	$10,157	$3,791	$6,366

		Accumulated	Net Book
2009	Cost	Depreciation	Value

Customer relationships	$4,488	$1,464	$3,024
Patents	931	799	132

	$5,419	$2,263	$3,156

Amortization expense for the year ended December 31, 2010 was $1.4 million (2009 — $2.0 million; 2008 — $0.2 million).
58     Notes to Consolidated Financial Statements

NOTE 5. GOODWILL

Balance, December 31, 2008	$841,529
Exchange adjustment	(80,976)

Balance, December 31, 2009	760,553
Exchange adjustment	(23,656)

Balance, December 31, 2010	$736,897

NOTE 6. BANK INDEBTEDNESS
At December 31, 2010, Precision had available $25.0 million (2009 — $25.0 million) and US$15.0 million (2009 — $nil) under secured operating facilities, of which no amounts had been drawn. Availability of the $25.0 million facility was reduced by outstanding letters of credit in the amount of $0.1 million (2009 — $0.1 million). The facilities are primarily secured by charges on substantially all present and future property of Precision and its material subsidiaries. Advances under the $25.0 million facility are available at the banks’ prime lending rate, U.S. base rate, U.S. LIBOR plus applicable margin or Banker’s Acceptance plus applicable margin, or in combination and under the US$15.0 million facility at the bank’s prime lending rate.
NOTE 7. DISTRIBUTIONS
The beneficiaries of the Trust were the holders of Trust units and the partners of Precision Drilling Limited Partnership (“PDLP”) were the holders of exchangeable LP units of the Trust. The distributions made by the Trust to unitholders were determined by the Trustees. PDLP earned interest income from a promissory note that was issued by its subsidiary Precision Drilling Corporation at a rate which is determined by the terms of the promissory note. PDLP in substance paid distributions to holders of exchangeable LP units in amounts equal to the distributions paid to the holders of Trust units. All declared distributions were made to unitholders of record on the last business day of each calendar month.
The Declaration of Trust provided that an amount equal to the taxable income of the Trust not already paid to unitholders in the year will become payable on December 31 of each year such that the Trust would not be liable for ordinary income taxes for such year.
A summary of the distributions is as follows:

	2010	2009

Declared	$—	$6,408
Paid	$—	$27,233
Payable in cash at December 31	$—	$—
Payable in units at December 31	$—	$—

Included in the 2008 distributions declared was a special non-cash in-kind distribution of $24.0 million ($0.15 per unit). This special distribution was settled on January 15, 2009 through the issuance of units. Immediately following the issuance of these units, the Trust consolidated the units such that the number of Trust units and exchangeable LP units remained unchanged from the number outstanding prior to the special non-cash in-kind distribution.
On February 9, 2009 the Trust announced the suspension of cash distributions.
NOTE 8. LONG—TERM LIABILITIES

	2010	2009

Long-term incentive plans (Note 13)	$12,268	$6,602
Long-term workers compensation and other liabilities	18,051	20,091

	$30,319	$26,693

Precision Drilling Corporation 2010 Annual Report     59

NOTE 9. LONG—TERM DEBT

	2010	2009

Revolving credit facility	$—	$—
Unsecured senior notes:
6.625% senior notes	646,490	—
10% senior notes	175,000	175,000
Secured facility:
Term Loan A	—	288,887
Term Loan B	—	422,097
Revolving credit facility	—	—

	821,490	885,984
Less net unamortized debt issue costs	(16,996)	(137,036)

	804,494	748,948
Less current portion	—	(223)

	$804,494	$748,725

(a) Revolving credit facility:
During the fourth quarter of 2010 Precision entered into a new revolving credit facility which provides senior secured financing for general corporate purposes, including for acquisitions, of up to US$550 million with a provision for an increase in the facility of up to an additional US$100 million. The revolving credit facility is secured by charges on substantially all of Precision’s present and future assets and the present and future assets of its material U.S. and Canadian subsidiaries and, if necessary, in order to adhere to covenants under the revolving credit facility, on certain assets of certain subsidiaries organized in a jurisdiction outside of Canada or the U.S. The revolving credit facility requires that Precision comply with certain financial covenants including leverage ratios of consolidated senior debt to earnings before interest, taxes, depreciation and amortization as defined in the agreement (“EBITDA”) of less than 2.5:1 and consolidated total debt to EBITDA of less than 3.5:1 for the most recent four consecutive fiscal quarters; and a interest coverage ratio of greater than 2.75:1 for the most recent four consecutive fiscal quarters. As well the revolving credit facility contains certain covenants that place restrictions on Precision’s ability to incur or assume additional indebtedness; dispose of assets; make or pay dividends, share redemptions or other distributions; change its primary business; incur liens on assets; engage in transactions with affiliates; enter into mergers, consolidations or amalgamations; and enter into speculative swap agreements. At December 31, 2010 Precision complied with the covenants of the revolving credit facility.
The revolving credit facility has a term of three years from its closing, with an annual option on Precision’s part to request that the lenders extend, at their discretion, the facility to a new maturity date not to exceed three years from the date of the extension request. The current maturity date of the revolving credit facility is November 17, 2013.
Under the revolving credit facility amounts can be drawn in U.S. dollars and/or Canadian dollars and was undrawn as at December 31, 2010. Up to US$200 million of the revolving credit facility is available for letters of credit denominated in United States and/or Canadian dollars and as at December 31, 2010 outstanding letters of credit amounted to US$23.4 million.
The interest rate on loans that are denominated in U.S. dollars is, at the option of Precision, either a margin over a U.S. base rate or a margin over LIBOR. The interest rate on loans denominated in Canadian dollars is, at the option of Precision, either a margin over the Canadian prime rate or a margin over the bankers’ acceptance rate; such margins will be based on the then applicable ratio of consolidated total debt to EBITDA.
(b) Unsecured senior notes:
On November 17, 2010, Precision completed the placement of US$650.0 million of senior unsecured notes (“6.625% Senior Notes”). These notes bear interest at a fixed rate of 6.625% per annum, and have a ten year term maturing on November 15, 2020. Interest is payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2011. These notes are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the revolving credit facility.
60     Notes to Consolidated Financial Statements

The 6.625% Senior Notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to, incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s and Moody’s Investors Service and Precision and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.
Precision may redeem, prior to November 15, 2013, up to 35% of the 6.625% Senior Notes with the net proceeds of certain equity offerings. Prior to November 15, 2015, Precision may redeem the notes in whole or in part at 106.625% of their principal amount, plus accrued interest. As well, Precision may redeem the notes in whole or in part at any time on or after November 15, 2015 and before November 15, 2018, at redemption prices ranging between 103.313% and 101.104% of their principal amount plus accrued interest. Anytime on or after November 15, 2018 the notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.
During 2009 the Trust completed a private placement of $175.0 million of senior unsecured notes (“10.0% Senior Notes”). These notes bear interest at a fixed rate of 10% per annum, have an eight year term with one-third of the initial principal amount payable on the 6th, 7th and 8th anniversaries of the closing date of the private placement. These notes are unsecured and have been guaranteed by Precision and each subsidiary of Precision that guaranteed the Secured Facility. The terms of the notes contain customary negative and affirmative covenants and events of default. At December 31, 2010 the Corporation complied with the terms of the note agreement. On February 23, 2011, the Corporation fully repaid these senior unsecured notes for $204.3 million including a make whole payment of $26.7 million and accrued interest of $2.6 million.
(c) Secured facility:
On November 17, 2010 outstanding amounts associated with the Secured Facility (“Facility”) were repaid in full and the Facility was cancelled. All unamortized debt issue costs associated with the facility was expensed in 2010 (Note 14).
At December 31, 2009 the Term Loan A Facility consisted of a term loan A-1 facility denominated in U.S. dollars in the amount of US$257.5 million and a term loan A-2 facility denominated in Canadian dollars in the amount of $19.3 million As of December 31, 2009, the Term Loan A Facility had an interest rate of approximately 5.6% per annum, before original issue discounts and upfront fees.
At December 31, 2009 the Term Loan B Facility consisted of a term loan B-1 facility denominated in U.S. dollars in the amount of US$314.3 million and a term loan B-2 facility denominated in U.S. dollars in the amount of US$89 million. As of December 31, 2009, the Term Loan B Facility had an interest rate of approximately 9.7% per annum, before amortization of original issue discounts and upfront fees.
The interest rate on loans under the Secured Facility that were denominated in U.S. dollars was, at the option of Precision, either a margin over an adjusted United States base rate (the “ABR rate”) or a margin over a Eurodollar rate. The interest rate on loans denominated in Canadian dollars was, at the option of Precision, a margin over the Canadian prime rate or a margin over the bankers’ acceptance rate. Certain of the margins on the Revolving Credit Facility were subject to reduction based upon a leverage test and these margins range from 3% to 4% for Eurodollar and bankers acceptance loans and 2% to 3% for ABR and Canadian prime rate loans based on leverage ratios ranging from greater than 1.5:1 to 1:1. Under the terms of the Secured Facility, Precision was required to enter into interest rate contracts if necessary, on or before June 23, 2009, to ensure that at least 50% of the aggregate amounts borrowed under the Secured and Unsecured Facilities are subject to fixed interest rates. During the second quarter of 2009 Precision entered into an interest rate swap arrangement to fix the LIBOR rate at 1.7% on US$250 million of the Term A-1 facility (with scheduled reductions in the balance through September 2012 to match the reduction in principal balances) and paid US$2.1 million ($2.5 million) for an interest rate cap of 3.25% on US$350 million of the Term B Facilities (with scheduled reductions in the balance through December 2013 to match the reduction in principal balances). During the fourth quarter of 2010, these interest rate derivative contracts were terminated for a payment of $2.6 million. For the year ended December 31, 2010 $5.5 million (2009 — $0.4 million) relating to the change in fair value of these contracts was included in financing charges.
Precision Drilling Corporation 2010 Annual Report     61

The Revolving Credit Facility was available to Precision to finance working capital needs and for general corporate purposes up to a maximum of US$410 million (2009 — US$260 million). Under the Revolving Credit Facility amounts could be drawn in U.S. dollars and/or Canadian dollars and was undrawn as at December 31, 2009. Up to US$200 million of the Revolving Credit Facility was available for letters of credit denominated in United States and/or Canadian dollars and as at December 31, 2009 outstanding letters of credit amounted to US$28.0 million. As of December 31, 2009, the Revolving Credit Facility had an interest rate of approximately 4% per annum, before amortization of original issue discounts, upfront fees and commitment fees.
Principal repayments after 2010 are as follows:

2011 to 2014	$—
2015	58,333
Thereafter	763,157

NOTE 10. INCOME TAXES
The provision for income taxes differs from that which would be expected by applying Canadian statutory income tax rates as follows:

	2010	2009	2008

Earnings before income taxes	$54,049	$162,273	$340,574
Federal and provincial statutory rates	28%	29%	30%

Tax at statutory rates	$15,134	$47,059	$102,172
Adjusted for the effect of:
Non-deductible expenses	15,849	7,562	372
Non-taxable capital gains	(2,601)	(20,136)	—
Income taxed at lower rates	(43,557)	(30,983)	—
Income to be distributed to unitholders, not subject to tax in the Trust	—	(2,771)	(67,463)
Other	7,133	(161)	2,763

Income tax expense	$(8,042)	$570	$37,844

Effective income tax rate before enacted tax rate reductions	(15% )	0%	11%

The net future tax liability is comprised of the tax effect of the following temporary differences:

	2010	2009

Future income tax liability:
Property, plant and equipment and intangibles	$764,817	$747,779
Partnership deferrals	55,819	37,674
Other	2,094	14,296

	822,730	799,749
Future income tax assets:
Losses (expire from time to time up to 2030)	136,056	84,365
Debt issue costs	6,802	3,769
Long-term incentive plan	7,559	4,407
Other	4,773	4,013

Net future income tax liability	$667,540	$703,195

Included in the net future tax liability is $411.3 million of tax effected temporary differences related to the Corporations’ United States operations.
62     Notes to Consolidated Financial Statements

NOTE 11. SHAREHOLDERS’ CAPITAL
(a) Authorized — unlimited number of voting common shares
                         — unlimited number of preferred shares, issuable in series
(b) Issued

Common shares	Number	Amount

Balance, May 31, 2010	—	$—
Issued pursuant to the Arrangement	275,663,344	2,770,853
Options exercised — cash consideration	23,332	122
— reclassification from contributed surplus	—	48

Balance, December 31, 2010	275,686,676	$2,771,023

The following provides a continuity of Trust units and Exchangeable LP units up to the Conversion on June 1, 2010.

Trust units	Number	Amount

Balance, December 31, 2007	125,587,919	1,440,543
Issued on the acquisition of Grey Wolf, Inc.	34,435,724	889,085
Issued on retraction of exchangeable LP units	18,422	209
Issued and consolidated pursuant to special distribution (Note 7)	—	24,006

Balance, December 31, 2008	160,042,065	2,353,843
Issued for cash on February 18, 2009	46,000,000	217,281
Issued for cash pursuant to private placement	35,000,000	70,181
Issued upon exercise of rights on June 4, 2009	34,441,950	103,326
Issued on retraction of exchangeable LP units	32,763	377
Unit issue costs, net of related tax effect of $1.9 million	—	(10,489)

	275,516,778	2,734,519
Warrants issued pursuant to private placement	—	34,819

Balance, December 31, 2009	275,516,778	$2,769,338
Issued on redemption of non-management directors DSUs	28,586	154
Cancellation of units owned by dissenting shareholders	(840)	(9)

Balance, May 31, 2010	275,544,524	$2,769,483

Exchangeable LP units	Number	Amount

Balance, December 31, 2007	170,005	1,933
Redeemed on retraction of exchangeable LP units	(18,422)	(209)
Issued and consolidated pursuant to special distribution (Note 7)	—	23

Balance, December 31, 2008	151,583	1,747
Redeemed on retraction of exchangeable LP units	(32,763)	(377)

Balance, December 31, 2009 and May 31, 2010	118,820	$1,370

	2010		2009
Summary as at December 31, 2009 and May 31, 2010	Number	Amount	Number	Amount

Trust units	275,544,524	$2,769,483	275,516,778	$2,769,338
Exchangeable LP units	118,820	1,370	118,820	1,370

Unitholders’ capital	275,663,344	$2,770,853	275,635,598	$2,770,708

Pursuant to the Arrangement, any unitholder of the Trust could dissent and be paid the fair value of the units, being the trading price of Trust units at the close of business on the last business day prior to the Annual and Special Meeting of Unitholders on May 11, 2010. As a result a total of 840 units were repurchased for cancellation for six thousand dollars, of which a discount of three thousand dollars over the stated capital was credited to contributed surplus.
Precision Drilling Corporation 2010 Annual Report     63

(c) Warrants
On April 22, 2009 the Corporation issued 15,000,000 purchase warrants pursuant to a private placement. Each warrant is exercisable into common shares of the Corporation at a price of $3.22 per share for a period of five years from the date of issue. No warrants have been exercised as at December 31, 2010.
(d) Contributed surplus

Balance, December 31, 2007	$307
Share based compensation expense (Note 13(c))	691

Balance, December 31, 2008	998
Share based compensation expense (Notes 13(c) and 13(d))	3,065

Balance, December 31, 2009	4,063
Share based compensation expense (Notes 13(c) and 13(d))	6,607
Reclassification to common shares on exercise of options	(48)
Redemption of non-management directors DSUs	(154)
Cancellation of units of dissenting unitholders	3

Balance, December 31, 2010	$10,471

NOTE 12. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance, December 31, 2008	$15,359
Unrealized foreign currency translation gains	(312,856)

Balance, December 31, 2009	(297,497)
Unrealized foreign currency translation losses	(90,213)
Foreign exchange gain on net investment hedge with U.S. denominated debt, net of tax of $2,148	14,817

Balance, December 31, 2010	$(372,893)

NOTE 13. UNIT BASED COMPENSATION PLANS
(a) Officers and employees
During 2009 Precision introduced two new share based incentive plans to replace the Performance Saving Plan and the Long-Term Incentive Plan. Under the Restricted Share Unit incentive plan shares granted to eligible employees vest annually over a three year term. Vested shares are automatically paid out in cash in the first quarter of the year following vesting at a value determined by the fair market value of the shares as at December 31 of the vesting year. Under the Performance Share Unit incentive plan shares granted to eligible employees vest at the end of a three-year term. Vested shares are automatically paid out in cash in the first quarter following the vested term at a value determined by the fair market value of the shares at December 31 of the vesting year and based on the number of performance shares held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision achieving a predetermined return on capital employed and share price performance compared to a peer group over the three-year period. As at December 31, 2010 $4.8 million (2009 — $2.5 million) is included in accounts payable and accrued liabilities and $12.3 million (2009 — $4.6 million) in long-term liabilities for the plans. Included in net earnings for the year ended December 31, 2010 is an expense of $12.5 million (2009 — $7.1 million; 2008 — $nil).
Notwithstanding that the Performance Savings Plan was replaced effective January 1, 2009 certain liabilities continue to exist as eligible participants were able to elect to receive a portion of their annual performance bonus in the form of deferred share units (“DSUs”). These notional share units are redeemable in cash and prior to the conversion to a corporation were adjusted for each distribution to unitholders by issuing additional DSUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. All DSUs must be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after receipt of the DSUs. A summary of the DSUs outstanding under this share based incentive plan is presented below:
64       Notes to Consolidated Financial Statements

Deferred Share Units	Outstanding

Balance, December 31, 2007	76,729
Issued, including as a result of distributions	31,006
Redeemed on employee resignations and withdrawals	(24,300)

Balance, December 31, 2008	83,435
Issued, including as a result of distributions	211,156
Redeemed on employee resignations and withdrawals	(48,675)

Balance, December 31, 2009	245,916
Redeemed on employee resignations and withdrawals	(78,474)

Balance, December 31, 2010	167,442

As at December 31, 2010 $1.7 million (2009 — $1.9 million) is included in accounts payable and accrued liabilities for outstanding DSUs. Included in net earnings for the year ended December 31, 2010 is an expense of $0.3 million (2009 — $1.0 million expense; 2008 — $0.4 million expense recovery).
In conjunction with the acquisition of Grey Wolf, Inc. (“Grey Wolf”) (Note 19) the Corporation instituted a Share Appreciation Rights (“SAR”) plan. Under this U.S. dollar denominated plan, eligible participants were granted SARs that entitle the rights holder to receive cash payments calculated as the excess of the market price over the exercise price per share on the exercise date. Prior to the conversion to a corporation, the exercise price of the SARs was adjusted by the aggregate unit distributions paid or payable on Trust units from the grant date to the exercise date. The SARs vest over a period of five years and expire ten years from the date of grant.

			Weighted
		Range of	Average
		Exercise Price	Exercise Price
Share Appreciation Rights	Outstanding	(US $)	(US $)	Exercisable

Outstanding at December 31, 2007	—	$—	$—	—
Granted	925,746	9.26 — 17.92	14.86

Outstanding at December 31, 2008	925,746	9.26 — 17.92	14.86	469,267
Forfeitures	(128,206)	9.26 — 17.38	15.31

Outstanding at December 31, 2009	797,540	9.26 — 17.92	14.79	607,168
Forfeitures	(51,925)	9.26 — 17.38	14.81

Outstanding at December 31, 2010	745,615	$9.26 — 17.92	$14.79	707,327

	Total SARs Outstanding			Exercisable SARs
			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
		Exercise	Contractual		Exercise
Range of Exercise Prices (US $)	Number	Price (US $)	Life (Years)	Number	Price (US $)

$9.26 — 11.99	71,380	$9.26	3.23	71,380	$9.26
12.00 — 14.99	115,478	13.26	4.10	115,478	13.26
15.00 — 17.92	558,757	15.81	6.42	520,469	15.86

$9.26 — 17.92	745,615	$14.79	5.76	707,327	$14.77

As at December 31, 2010 $30,000 (2009 — $nil) is included in accounts payable and accrued liabilities for outstanding SARs. Included in net earnings for the year ended December 31, 2010 is an expense of $30,000 (2009 — $nil; 2008 — $nil).
(b) Executive
In 2007 Precision instituted a Deferred Signing Bonus Share Plan for its Chief Executive Officer. Under the plan 178,336 notional DSUs were granted on September 1, 2007. The shares were redeemable one-third annually beginning September 1, 2008 and were settled for cash based on the common share trading price on redemption. Prior to the conversion to a corporation, the number of notional DSUs were adjusted for each cash distribution to unitholders by issuing additional notional DSUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. The final tranche from this plan was redeemed during 2010. Included in net earnings for the year ended December 31, 2010 is an expense recovery of $0.1 million (2009 — $0.4 million expense recovery; 2008 — $21,000 expense).
Precision Drilling Corporation 2010 Annual Report      65

(c) Non-management directors
Precision has a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. Prior to the conversion to a corporation, cash distributions to unitholders declared by the Trust prior to redemption were reinvested into additional deferred share units on the date of distribution. These deferred share units are redeemable into an equal number of common shares any time after the director’s retirement. A summary of this share based incentive plan is presented below:

Deferred Share Units	Outstanding

Balance, December 31, 2007	18,280
Granted	33,058
Issued as a result of distributions	3,205

Balance, December 31, 2008	54,543
Granted	234,142
Issued as a result of distributions	2,047

Balance, December 31, 2009	290,732
Granted	131,571
Redeemed	(28,586)

Balance, December 31, 2010	393,717

For the year ended December 31, 2010 the Corporation expensed $1.0 million (2009 — $1.3 million; 2008 — $0.7 million) as share based compensation, with a corresponding increase in contributed surplus.
(d) Option plan
The Corporation has a share option plan under which a combined total of 10,303,253 options to purchase shares are reserved to be granted to employees. Of the amount reserved, 4,047,955 options have been granted. Under this plan, the exercise price of each option equals the fair market of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant. The options are denominated in either Canadian or U.S. dollars and vests over a period of three years from the date of grant as employees render continuous service to the Corporation and have a term of seven years.
A summary of the status of the equity incentive plan is presented below:

			Weighted
	Options	Range of	average	Options
Canadian share options	Outstanding	exercise price	exercise price	exercisable

Outstanding as at December 31, 2008	—			—
Granted	1,199,625	$5.22 — 7.26	$5.85
Forfeitures	(10,000)	5.85 — 5.85	5.85

Outstanding as at December 31, 2009	1,189,625	5.22 — 7.26	5.85	—
Granted	1,236,310	7.33 — 8.59	8.56
Exercised	(5,666)	5.85 — 5.85	5.85
Forfeitures	(78,500)	5.85 — 8.59	7.12

Outstanding as at December 31, 2010	2,341,769	$5.22 — 8.59	$7.24	386,013

			Weighted
		Range of	average
	Options	exercise price	exercise price	Options
U.S. share options	Outstanding	(US $)	(US $)	exercisable

Outstanding as at December 31, 2008	—			—
Granted	729,575	$4.95 — 7.02	$4.96
Forfeitures	(131,500)	4.95 — 4.95	4.95

Outstanding as at December 31, 2009	598,075	4.95 — 7.02	4.97	—
Granted	882,445	7.12 — 8.06	7.82
Exercised	(17,666)	4.95 — 4.95	4.95
Forfeitures	(81,500)	4.95 — 8.06	5.37

Outstanding as at December 31, 2010	1,381,354	$4.95 — 8.06	$6.77	158,177

66      Notes to Consolidated Financial Statements

The range of exercise prices for options outstanding at December 31, 2010 are as follows:

Canadian share options	Total Options Outstanding			Exercisable Options
			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
		Exercise	Contractual		Exercise
Range of Exercise Prices	Number	Price	Life (Years)	Number	Price

$5.22 — 6.99	1,140,034	$5.85	5.35	379,872	$5.85
7.00 — 8.59	1,201,735	8.56	6.13	6,141	8.45

$5.22 — 8.59	2,341,769	$7.24	5.75	386,013	$5.89

U.S. share options	Total Options Outstanding			Exercisable Options
			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
		Exercise	Contractual		Exercise
Range of Exercise Prices (US $)	Number	Price (US $)	Life (Years)	Number	Price (US $)

$4.95 — 5.99	504,834	$4.95	5.30	156,486	$4.95
6.00 — 8.06	876,520	7.81	6.24	1,691	7.02

$4.95 — 8.06	1,381,354	$6.77	5.89	158,177	$4.97

The per option weighted average fair value of the share options granted during 2010 was $3.78 (2009 — $2.57) estimated on the grant date using the Black-Scholes option pricing model with the following assumption: average risk-free interest rate 2% (2009 — 2%), average expected life of four years (2009 — four years), expected forfeiture rate of 5% (2009 — 5%) and expected volatility of 59% (2009 — 56%). Included in net earnings for the year ended December 31, 2010 is an expense $5.6 million (2009 — $1.7 million).
NOTE 14. FINANCE CHARGES

	2010	2009	2008

Interest:
Long-term debt	$67,570	$101,108	$13,680
Other	97	2,883	151
Income	(803)	(483)	(455)
Amortization of debt issue costs	27,097	25,681	798
Accelerated amortization of debt issue costs from voluntary debt repayments	1,590	8,313	—
Loss on settlement of debt facilities (Note 9)	115,776	9,899	—

	$211,327	$147,401	$14,174

NOTE 15. EMPLOYEE BENEFIT PLANS
The Corporation has a defined contribution pension plan covering a significant number of its employees. Under this plan, the Corporation matches individual contributions up to 5% of the employee’s eligible compensation. Total expense under the defined contribution plan in 2010 was $7.2 million (2009 — $4.4 million; 2008 — $5.7 million).
Precision Drilling Corporation 2010 Annual Report     67

NOTE 16. COMMITMENTS
The Corporation has commitments for operating lease agreements, primarily for vehicles and office space, in the aggregate amount of $78.2 million. Additionally, the Corporation has commitments with a drilling rig manufacturer for the construction, or partial construction, of two drilling rigs in the amount of $16.5 million (US$16.6 million). Expected payments over the next five years are as follows:

2011	$29,667
2012	9,648
2013	9,722
2014	8,040
2015	7,227

Rent expense included in the statements of earnings is as follows:

2010	$7,514
2009	6,937
2008	3,636

NOTE 17. PER SHARE AMOUNTS
The following tables reconcile the net earnings and weighted average shares outstanding used in computing basic and diluted earnings per share:

(Stated in thousands)	2010	2009	2008

Net earnings – basic	$62,091	$161,703	$302,730
Impact of assumed conversion of convertible debt, net of tax	—	1,229	164

Net earnings – diluted	$62,091	$162,932	$302,894

(Stated in thousands)	2010	2009	2008

Weighted average shares outstanding – basic	275,655	243,748	126,507
Effect of rights offering	—	6,177	9,061

Weighted average shares outstanding – basic	275,655	249,925	135,568
Effect of warrants	8,787	5,261	—
Effect of stock options and other equity compensation plans	619	181	33
Effect of convertible debt	—	3,896	372
Effect of rights offering	—	342	29

Weighted average shares outstanding – diluted	285,061	259,605	136,002

NOTE 18. SIGNIFICANT CUSTOMERS
During the year ended December 31, 2010 no one customer accounted for more than 10% of the Corporation’s revenue compared to the years ended December 31, 2009 and 2008 where one customer accounted for 12% and 13% of the Corporation’s revenue, respectively. As at December 31, 2010 one customer accounted for 11% of the trade accounts receivable balance (2009 – 10%; 2008 – 11%).
NOTE 19. BUSINESS ACQUISITIONS
Acquisitions have been accounted for by the purchase method with results of operations acquired included in the consolidated financial statements from the closing date of acquisition.
On December 23, 2008 Precision acquired all the issued and outstanding shares of Grey Wolf, Inc. Grey Wolf provided land based daywork and turnkey contract drilling services to the oil and gas industry in the United States and Mexico. The acquisition facilitated and accelerated Precision’s organic expansion into the United States market and provided a foundation for future international expansion. Intangible assets acquired relate to customer relationships. The Grey Wolf operations have been included in the Contract Drilling Services segment.
68      Notes to Consolidated Financial Statements

On July 31, 2008, Precision acquired six service rigs and related equipment from Rick’s Well Servicing Ltd. (“RWS”) a privately owned well servicing company based in Virden, Manitoba. The acquisition represented all of the operating assets of RWS and Precision will maintain and operate out of the RWS facility. The acquisition strengthened Precision’s product offering in south-eastern Saskatchewan and south-western Manitoba. Intangible assets acquired relate to customer lists. The operations of RWS have been included in the Completion and Production Services segment.
The details of these acquisitions are as follows:

	Grey Wolf	RWS	Total

Net assets at assigned values:
Working capital	$470,586 (1)	$19	$470,605
Property, plant and equipment	1,869,875	10,542	1,880,417
Intangible assets	4,428	1,128	5,556
Goodwill (no tax basis)	553,335	3,830	557,165
Long-term liabilities	(23,308)	–	(23,308)
Long-term debt	(319,115)	–	(319,115)
Future income taxes	(553,682)	–	(553,682)

	$2,002,119	$15,519	$2,017,638

Consideration:
Cash	$1,113,034	$15,519	$1,128,553
Trust units	889,085	–	889,085

	$2,002,119	$15,519	$2,017,638

(1) Working capital includes cash of $360,161
NOTE 20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
These financial statements have been prepared in accordance with Canadian GAAP which conform with United States generally accepted accounting principles (U.S. GAAP) in all material respects, except as follows:
(a) Income taxes
On December 31, 2010 Precision had $54.8 million (2009 – $48.7 million) of unrecognized tax benefits that, if recognized, would have a favourable impact on Precision’s effective income tax rate in future periods. Precision classifies interest accrued on unrecognized tax benefits and income tax penalties as income tax expense. Included in the unrecognized tax benefit as at December 31, 2010 is interest and penalties of $10.3 million (2009 – $8.7 million). Under U.S. GAAP, unrecognized tax benefits are classified as current or long-term liabilities as opposed to future income tax liabilities.
Reconciliation of unrecognized tax benefits

Year ended December 31,	2010	2009

Unrecognized tax benefits, beginning of year	$48,652	$56,563
Additions:
Prior year’s tax positions	6,825	2,514
Reductions:
Prior year’s tax positions	(652)	(10,425)

Unrecognized tax benefits, end of year	$54,825	$48,652

It is anticipated that approximately $24.4 million (2009 – $23.9 million) of an unrecognized tax position that relates to prior year activities will be realized during the next 12 months and has been classified as a current liability. Subject to the results of audit examinations by taxing authorities and/or legislative changes by taxing jurisdictions, Precision does not anticipate further adjustments of unrecognized tax positions during the next 12 months that would have a material impact on the financial statements of Precision.
There is no difference between the amounts recorded for tax exposures under Canadian and U.S. GAAP.
Precision Drilling Corporation 2010 Annual Report     69

(b) Equity settled share based compensation
As described in Note 13(c), Precision has an equity settled share based compensation plan for non-management directors. Prior to the conversion from an income trust to a corporation, Trust units issued upon settlement of this plan were redeemable therefore under U.S. GAAP were accounted for as a liability based award. The liability was re-measured, until settlement, at the end of each reporting period with the resultant change being charged or credited to the statement of earnings as compensation expense. Upon conversion to a corporation the liability for the plan was reclassified to contributed surplus. After the conversion no difference between U.S. and Canadian GAAP exists
As described in Note 13(d), Precision has an equity settled share option plan for employees. Prior to the conversion from an income trust to a corporation, Trust units issued upon settlement of this plan were redeemable therefore under U.S. GAAP were accounted for as a liability based award. The liability was re-measured at fair value, until settlement, at the end of each reporting period with the resultant change being charged or credited to the statement of earnings as compensation expense. Upon conversion to a corporation the liability for this plan was reclassified from liabilities to contributed surplus with the remaining unamortized fair value charged to statement of earnings as compensation expense over the remaining service period of the awards.
Additional disclosures required by U.S. GAAP with respect to Precision’s equity settled share based compensation plans are as follows:

		Directors’
As at December 31, 2010	Options	DSUs

Number vested and expected to vest	3,564,176	393,717
Weighted average exercise price (1)	$7.07	$—
Aggregate intrinsic value (2)	$9,090	$3,780
Weighted average remaining life (years)	5.6	—

(1) No proceeds are received upon exercise of Directors DSUs.
(2) Based on December 31, 2010 closing price for Precision’s common shares on the Toronto Stock Exchange.

		Directors’
As at December 31, 2009	Options	DSUs

Number vested and expected to vest	1,698,315	290,732
Weighted average exercise price (1)	$5.63	$—
Aggregate intrinsic value (2)	$3,425	$2,224
Weighted average remaining life (years)	6.3	—

(1) No proceeds are received upon exercise of Directors DSUs.
(2) Based on December 31, 2010 closing price for Precision’s common shares on the Toronto Stock Exchange.
544,490 share options were exercisable at December 31, 2010 (2009 — nil) and all Directors DTUs were vested at December 31, 2010 and 2009.
(c) Cash settled share based compensation
As described in Note 13(a), Precision has a cash settled share appreciation rights plan. Under Canadian GAAP this plan is treated as a liability based compensation plan and recorded at its intrinsic value. Under U.S. GAAP rights issued under this plan would be measured at their fair value, and re-measured at fair value at each reporting date with the change in the obligation charged as share based compensation. None of these rights were exercised during 2010 and 2009.
Additional disclosures required by U.S. GAAP with respect to Precision’s cash settled share based compensation plan are as follows:

As at December 31, 2010	SARs

Number vested and expected to vest	745,615
Weighted average exercise price	$14.71
Aggregate intrinsic value (1)	$30
Weighted average remaining life (years)	5.8

Number exercisable	707,327
Weighted average exercise price	$14.69
Aggregate intrinsic value (1)	$30
Weighted average remaining life (years)	5.7

(1) Based on December 31, 2010 closing price for Precision’s common shares on the Toronto Stock Exchange.
70     Notes to Consolidated Financial Statements

As at December 31, 2009	SARs

Number vested and expected to vest	757,663
Weighted average exercise price	$15.48
Aggregate intrinsic value (1)	$—
Weighted average remaining life (years)	6.8

Number exercisable	607,168
Weighted average exercise price	$15.33
Aggregate intrinsic value (1)	$—
Weighted average remaining life (years)	6.5

(1) Based on December 31, 2009 closing price for Precision’s Trust units on the Toronto Stock Exchange.
(d) Redemption of Trust units
Prior to the conversion from an income trust to a corporation, as per the Declaration of Trust, Trust units were redeemable at any time on demand by the unitholder for cash and notes. Under U.S. GAAP, the amount included on the consolidated balance sheet for Unitholders’ equity was classified as temporary equity and recorded at an amount equal to the redemption value of the Trust units as at the balance sheet date. The same accounting treatment was applied to the exchangeable LP units. The redemption value of the Trust units and the exchangeable LP units was determined with respect to the trading value of the Trust units as at each balance sheet date, and the amount of the redemption value was classified as temporary equity. Changes (increases and decreases) in the redemption value during a period resulted in a change to temporary equity and were charged to retained earnings. Upon conversion to a corporation the redemption value on the conversion date that was recorded as temporary equity was reclassified to shareholders’ equity.
(e) Debt issuance costs
Under U.S. GAAP debt issuance costs are recorded as a deferred charge and amortized over the term of the debt instrument. Canadian GAAP requires that such costs be presented as a reduction of the related debt, resulting in a $17.0 million reclassification from long-term debt to other noncurrent assets at December 31, 2010 (2009 – $137.0 million).
(f) Goodwill
In 2000 the Trust adopted the asset and liability method of accounting for future income taxes without restatement of prior years. As a result, the Trust recorded an adjustment to retained earnings and future tax liability in the amount of $70.0 million at January 1, 2000. U.S. GAAP requires the use of the asset and liability method which substantially conforms to the Canadian GAAP accounting standard adopted in 2000. Application of U.S. GAAP in years prior to 2000 would have resulted in $70.0 million of additional goodwill being recognized as at January 1, 2000 as opposed to an implementation adjustment to retained earnings allowed under Canadian GAAP. Prior to 2002 goodwill was amortized under Canadian and U.S. GAAP. As a result, $7.0 million of amortization was recorded on the additional goodwill in 2000 and 2001 under U.S. GAAP. In 2009 and 2010 the U.S. GAAP financial statements reflect an increase in goodwill of $63.0 million and a corresponding increase in retained earnings.
(g) New accounting policies adopted
On January 1, 2010, Precision adopted the FASB Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements (“FASB ASU 2010-06”). FASB ASU 2010-06 requires the disclosures about the transfers in and out of Levels 1 and 2 and information about purchases, sales, issuances and settlements for Level 3 activities. It also clarifies requirements for existing fair value disclosures with respect to the level of disaggregation required within the fair value hierarchy and inputs and valuation techniques used to measure fair value. The adoption of this standard did not have a significant impact on the disclosure in Precision’s financial statements.
(h) Fair value disclosure
The fair value disclosures required under U.S. GAAP are not significantly different than Canadian GAAP (see Note 22) except Canadian GAAP requires fair value disclosures for only financial assets and liabilities. In 2009, Precision recorded an impairment charge of $82.2 million on decommissioning certain assets. The estimated fair value of the decommissioned assets was based on level three inputs. An assessment was made of the condition, life expectancy and potential repair costs of useable components from these assets. Fair value was based on estimated replacement costs in both domestic and international markets for components of similar likeness, condition, age and remaining life.
Precision Drilling Corporation 2010 Annual Report     71

The application of U.S. GAAP accounting principles would have the following impact on the consolidated financial statements:
Consolidated Statements of Earnings

Years ended December 31,	2010	2009	2008

Net earnings under Canadian GAAP	$62,091	$161,703	$302,730
Adjustments under U.S. GAAP:
Equity-based compensation expense	(135)	(1,610)	183

Net earnings under U.S. GAAP	$61,956	$160,093	$302,913

Net earnings per share under U.S. GAAP:
Basic	$0.22	$0.64	$2.23
Diluted	$0.22	$0.62	$2.23

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31,	2010	2009	2008

Net earnings under U.S. GAAP	$61,956	$160,093	$302,913
Unrealized gain (loss) on translation of assets and liabilities of self–sustaining operations denominated in foreign currency	(90,213)	(312,856)	11,222
Foreign exchange gain on net investment hedge with U.S. denominated debt, net of tax of $2,148	14,817	—	—

Comprehensive income (loss) under U.S. GAAP	$(13,440)	$(152,763)	$314,135

Consolidated Statements of Retained Earnings (Deficit)

Years ended December 31,	2010	2009	2008

Retained earnings (deficit) under U.S. GAAP, beginning of year	$1,040,829	$1,060,802	$(350,898)
Net earnings under U.S. GAAP	61,956	160,093	302,913
Distributions declared	—	(6,408)	(224,688)
Change in redemption value of temporary equity	268,890	(173,658)	1,333,475

Retained earnings under U.S. GAAP, end of year	$1,371,675	$1,040,829	$1,060,802

Consolidated Balance Sheets

	2010		2009
As at December 31,	As reported	U.S. GAAP	As reported	U.S. GAAP

Current assets	$676,665	$676,665	$449,459	$449,459
Income taxes recoverable	64,579	64,579	64,579	64,579
Other long-term assets	—	16,996	—	137,036
Property, plant and equipment	2,812,281	2,812,281	2,913,966	2,913,966
Intangibles	6,366	6,366	3,156	3,156
Goodwill	736,897	799,926	760,553	823,582

	$4,296,788	$4,376,813	$4,191,713	$4,391,778

Current liabilities	$216,516	$243,095	$128,599	$158,482
Long-term liabilities	30,319	30,319	26,693	26,693
Long-term debt	804,494	821,490	748,725	885,761
Future income taxes	667,540	611,899	703,195	654,056
Other long-term liabilities	—	30,422	—	24,711
Temporary equity	—	—	—	1,898,743
Shareholders’ capital	2,771,023	1,630,167	—	—
Unitholders’ capital	—	—	2,770,708	—
Contributed surplus	10,471	10,639	4,063	—
Accumulated other comprehensive loss	(372,893)	(372,893)	(297,497)	(297,497)
Retained earnings	169,318	1,371,675	107,227	1,040,829

	$4,296,788	$4,376,813	$4,191,713	$4,391,778

72     Notes to Consolidated Financial Statements

(i) Supplemental Guarantor Information
As discussed in Note 9 the Corporation issued US$650.0 million in senior unsecured notes due on November 15, 2020 that were fully and unconditionally guaranteed on a joint and several basis by certain current and future U.S. and Canadian subsidiaries. The Corporation has not presented supplemental financial information concerning the guarantor and non-guarantor subsidiaries for the year ended December 31, 2010 as the assets and operations of the non-guarantor companies are not significant. In addition, the parent company has no significant independent assets, except for cash of $229.2 million, or significant independent operations except for general and administrative costs of $40.5 million and financing charges of $211.3 million.
Separate financial statements and other disclosures concerning the guarantor subsidiaries have not been presented for the years ended December 31, 2009 and 2008 as the parent company at the time, Precision Drilling Trust, had no significant independent assets or operations and the assets and operations of its wholly owned non-guarantor subsidiaries were not significant.
NOTE 21. SEGMENTED INFORMATION
The Corporation operates primarily in Canada and the United States, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, wastewater treatment units, and oilfield equipment rental.

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
2010	Services	Services	and Other	Eliminations	Total

Revenue	$1,212,656	$227,835	$–	$(10,838)	$1,429,653
Segment profit (loss) (1)	260,459	37,667	(45,462)	–	252,664
Depreciation and amortization	156,179	21,491	5,049	–	182,719
Total assets	3,550,844	395,109	350,835	–	4,296,788
Goodwill	624,758	112,139	–	–	736,897
Capital expenditures	158,575	12,134	5,192	–	175,901

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
2009	Services	Services	and Other	Eliminations	Total

Revenue	$1,030,852	$176,422	$–	$(9,828)	$1,197,446
Segment profit (loss) (1)	210,784	10,934	(34,890)	–	186,828
Depreciation and amortization	118,889	17,186	1,925	–	138,000
Total assets	3,566,078	388,245	237,390	–	4,191,713
Goodwill	648,414	112,139	–	–	760,553
Capital expenditures	182,855	2,897	7,683	–	193,435

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
2008	Services	Services	and Other	Eliminations	Total

Revenue	$809,317	$308,624	$–	$(16,050)	$1,101,891
Segment profit (loss) (1)	302,061	86,088	(35,442)	–	352,707
Depreciation and amortization	57,076	22,966	3,787	–	83,829
Total assets	4,289,517	448,697	95,488	–	4,833,702
Goodwill	729,390	112,139	–	–	841,529
Capital expenditures*	202,863	23,713	3,003	–	229,579

* Excludes business acquisitions
Precision Drilling Corporation 2010 Annual Report       73

(1) Segment profit (loss) is defined as revenue less operating, general and administrative and depreciation and amortization. A reconciliation of segment profit (loss) to earnings before income taxes is as follows:

	2010	2009	2008

Total segment profit (loss)	$252,664	$186,828	$352,707
Add (deduct):
Foreign exchange	12,712	122,846	2,041
Finance charges	(211,327)	(147,401)	(14,174)

Earnings before income taxes	$54,049	$162,273	$340,574

The Trust’s operations are carried on in the following geographic locations:

				Inter-segment
2010	Canada	United States	International	Eliminations	Total

Revenue	$772,332	$634,885	$27,239	$(4,803)	$1,429,653
Total assets	1,818,875	2,422,842	55,071	—	4,296,788

				Inter-segment
2009	Canada	United States	International	Eliminations	Total

Revenue	$569,013	$608,109	$23,748	$(3,424)	$1,197,446
Total assets	1,639,046	2,498,909	53,758	—	4,191,713

				Inter-segment
2008	Canada	United States	International	Eliminations	Total

Revenue	$909,001	$189,796	$4,686	$(1,592)	$1,101,891
Total assets	1,741,462	3,033,378	58,862	—	4,833,702

NOTE 22. FINANCIAL INSTRUMENTS
(a) Fair value
The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the 6.625% senior notes approximates their face value at December 31, 2010 due to the short period that has elapsed since there issuance. The fair value of the 10% senior notes at December 31, 2010 was approximately $200 million.
Financial assets and liabilities recorded or disclosed at fair value in the consolidated balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:
Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.
Level III – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.
The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.
The following table presents Precision’s fair value hierarchy for those financial assets and liabilities carried at fair value at December 31, 2009. There were no transfers between level I and level II during the year.
74     Notes to Consolidated Financial Statements

Fair Value Measurements at Reporting Date Using:
		Quoted Prices	Significant
		in Active	Other	Significant
	Carrying Amount	Markets for	Observable	Unobservable
	of Asset at	Identical Assets	Inputs	Inputs
Description	December 31, 2009	(Level I)	(Level II)	(Level III)

Interest rate swap	$2,378	$–	$2,378	$–
Interest rate cap	493	–	493	–

(b) Credit risk
Accounts receivable includes balances from a large number of customers primarily operating in the oil and gas industry. The Corporation manages credit risk by assessing the creditworthiness of its customers before providing services and on an ongoing basis as well as monitoring the amount and age of balances outstanding. In some instances the Corporation will take additional measures to reduce credit risk including obtaining letters of credit and prepayments from customers. When indicators of credit problems appear the Corporation takes appropriate steps to reduce its exposure including negotiating with the customer, filing liens and entering into litigation. The Corporation views the credit risks on these amounts as normal for the industry. The Corporation does not have any significant accounts receivable at December 31, 2010 that are past due and uncollectible.
As at December 31, 2010 the Corporation’s allowance for doubtful accounts was $12.8 million (2009 – $16.3 million). Included in net earnings for the year ended December 31, 2010 is an expense of $1.1 million (2009 – $12.0 million) related to a provision for doubtful accounts.
(c) Interest rate risk
As at December 31, 2010, all of Precision’s long-term debt bears fixed interest rates. As a result Precision is not exposed to significant fluctuations in interest expense as a result of changes in interest rates based on the debt outstanding at the end of the year. In 2009 if interest rates applying to long-term debt had been one percent or 100 basis points lower or higher, with all other variables held constant, earnings from continuing operations would have changed by approximately $2.6 million.
(d) Foreign currency risk
The Corporation is exposed to foreign currency fluctuations in relation to the working capital and long-term debt of its United States operations and certain long-term debt facilities of its Canadian operations. The Corporation has no significant exposures to foreign currencies other than the U.S. dollar. The Corporation monitors its foreign currency exposure and attempts to minimize the impact by aligning appropriate levels of U.S. denominated debt with cash flows from U.S. based operations.
The following financial instruments were denominated in U.S. dollars at December 31, 2010:

	Canadian	U.S.
	Operations (1)	Operations

Cash	$144,094	$41,887
Accounts receivable	189	177,044
Accounts payable and accrued liabilities	(6,048)	(109,804)
Long-term liabilities, excluding long-term incentive plans	–	(18,149)

Net foreign currency exposure	$138,235	$90,978

Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on net earnings	$1,382	$–

Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on comprehensive income	$–	$910

(1)	Excludes US$650 million of long-term debt that has been designated as a hedge of the Corporation’s net investment in certain self-sustaining foreign operations.
Precision Drilling Corporation 2010 Annual Report     75

(e) Liquidity risk
Liquidity risk is the exposure of the Corporation to the risk of not being able to meet its financial obligations as they become due. The Corporation manages liquidity risk by monitoring and reviewing actual and forecasted cash flows to ensure there are available cash resources to meet these needs. The following are the contractual maturities of the Corporation’s financial liabilities as at December 31, 2010:

(Stated in thousands)	2011	2012	2013	2014	2015	Thereafter	Total

Long-term debt	$–	$–	$–	$–	$58,333	$763,157	$821,490
Interest on long-term debt (1)	60,330	60,330	60,330	60,330	56,441	218,389	516,150
Commitments	29,667	9,648	9,722	8,040	7,228	30,415	94,720

Total	$89,997	$69,978	$70,052	$68,370	$122,002	$1,011,961	$1,432,360

(1)	Interest has been calculated based upon debt balances, interest rates and foreign exchange rates in effect as at December 31, 2010 and excludes amortization of long-term debt issue costs.
NOTE 23. CAPITAL MANAGEMENT
The Corporation’s strategy is to carry a capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The Corporation seeks to maintain a balance between the level of long-term debt and shareholders’ equity to ensure access to capital markets to fund growth and working capital given the cyclical nature of the oilfield services sector. The Corporation strives to maintain a conservative ratio of long-term debt to long-term debt plus equity. As at December 31, 2010 and 2009 these ratios were as follows:

	2010	2009

Long-term debt	$804,494	$748,725
Shareholders’ equity	2,577,919	2,584,501

Total capitalization	$3,382,413	$3,333,226

Long-term debt to long-term debt plus equity ratio	0.24	0.22

During the fourth quarter of 2010, Precision pursued market opportunities to put long-term debt financing in place. The Company issued US$650 million aggregate principal amount of 6.625% senior unsecured notes due 2020 in a private placement and entered into a new US$550 million senior secured revolving credit facility expiring in 2013.
As at December 31, 2010 liquidity remains sufficient as Precision has $256.7 million in cash and access to a US$550 million senior secured revolving credit facility (2009 – US$260 million) and $39.9 million (2009 – $25 million) secured operating facilities. The US$550 million Secured Revolver remains undrawn except for US$23.4 million (2009 – US$28 million) in outstanding letters of credit. Availability of the $25 million secured operating facility was reduced by $0.15 million of outstanding letters of credit and, and there was no amount drawn on the US$15 million secured operating facility.
NOTE 24. SUPPLEMENTAL INFORMATION

	2010	2009	2008

Interest paid	$62,976	$103,109	$13,394
Income taxes paid	$11,187	$23,697	$764

Components of change in non-cash working capital balances:
Accounts receivable	$(141,978)	$295,844	$(114,444)
Inventory	4,028	(467)	603
Accounts payable and accrued liabilities	88,290	(133,419)	56,299
Income taxes	26,874	(15,035)	(4,446)

	$(22,786)	$146,923	$(61,988)

Pertaining to:
Operations	$(69,303)	$173,173	$(84,571)
Investments	$45,532	$(26,250)	$22,583
Financing	$985	$–	$–

76     Notes to Consolidated Financial Statements

The components of accounts receivable are as follows:

	2010	2009

Trade	$254,284	$185,144
Accrued trade	123,170	67,918
Prepaids and other	37,447	30,837

	$414,901	$283,899

The components of accounts payable and accrued liabilities are as follows:

	2010	2009

Accounts payable	$127,708	$53,546
Accrued liabilities:
Payroll	43,876	35,926
Other	44,069	38,904

	$215,653	$128,376

NOTE 25. CONTINGENCIES, COMMITMENT AND GUARANTEES
The business and operations of the Corporation are complex and the Corporation has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Corporation’s interpretation of relevant tax legislation and regulations. The Corporation’s management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge the Corporation’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Corporation and the amount owed, with estimated interest but without penalties, could be up to $350 million, including the estimated amount pertaining to the long-term income tax recoverable on the balance sheet for $58 million. On February 9, 2011 the Corporation received a notice of reassessment from Canada Revenue Agency for $216 million relating to a transaction that occurred in the 2005 tax year which is included in the $350 million noted above. The Corporation will appeal this reassessment as it vigorously defends what it believes to be a correct filing position related to this transaction. The appeal process required the Corporation to pay security of approximately $108 million.
The Corporation, through the performance of its services, product sales and business arrangements, is sometimes named as a defendant in litigation. The outcome of such claims against the Corporation is not determinable at this time, however, their ultimate resolution is not expected to have a material adverse effect on the Corporation.
The Corporation has entered into agreements indemnifying certain parties primarily with respect to tax and specific third party claims associated with businesses sold by the Corporation. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for the indemnities as the Corporation’s obligations under them are not probable or estimable.
NOTE 26. SUBSEQUENT EVENT
On March 15, 2011 the Corporation issued $200 million of 6.50% senior unsecured notes due 2019 in a private placement offering.
Precision Drilling Corporation 2010 Annual Report     77